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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                FORM 20-F     X                    FORM 40-F
                           -------                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     YES                             NO    X
                          -----                          -----


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     The Registrant is filing this Current Report on Form 6-K for the purpose of filing with the Securities and Exchange Commission (the "SEC") the Further Amended and Restated Master Outsourcing Services Agreement, between Bell Canada and Certen Inc., a wholly owned subsidiary of the Registrant, dated as of July
1, 2003 (the "Agreement"). The Agreement is attached to this Form 6-K as Exhibit 99.1.

     This Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMDOCS LIMITED

                                             /s/ Thomas G. O'Brien
                                             -------------------------------
                                             Thomas G. O'Brien
                                             Treasurer and Secretary
                                             Authorized U.S. Representative


Date: October 1, 2004

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                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

  99.1+ Further Amended and Restated Master Outsourcing Services Agreement, between Bell Canada and Certen Inc., dated as of July 1, 2003.

+ Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.